UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 001-31593

BRIGUS GOLD CORP.

(Translation of registrant’s name into English)

Purdy’s Wharf Tower II

Suite 2001, 20th Floor

1969 Upper Water Street

Halifax, Nova Scotia

B3J 3R7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Management’s Discussion and Analysis for the Nine Months Ended September 30, 2013

99.2	Condensed Consolidated Interim Financial Statements at and for the Nine Months Ended September 30, 2013 and 2012

99.3	Form 52-109F2 - Certification of Interim Filing - CEO

99.4	Form 52-109F2 - Certification of Interim Filing - CFO

This Report on Form 6-K is incorporated by reference in (i) the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-113889, 333-162558 and 333-167757), which were filed with the Securities and Exchange Commission on March 24, 2004, October 19, 2009 and June 25, 2010, respectively, and (ii) the Registration Statement on Form F-10 of the Registrant as the same may be amended from time to time (File No. 333-174604), which was filed with the Securities and Exchange Commission on May 27, 2011 and amended on June 10, 2011, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

BRIGUS GOLD CORP.

By:	/s/ Jon B. Legatto
Jon B. Legatto
Chief Financial Officer

3